EXHIBIT 99.1

Huazhu Group Limited Announces Preliminary Results for Hotel Operations in the Second Quarter of 2020

SHANGHAI, China, July 16, 2020 (GLOBE NEWSWIRE) -- Huazhu Group Limited (NASDAQ: HTHT) (“Huazhu”, “we” or “our”), a world-leading hotel group, today announced preliminary results for hotel operations in the second quarter ended June 30, 2020.

COVID-19 Impact in Q2 2020
The recovery continued in Q2 2020, with our occupancy rate improving steadily from March through mid-June. Since June 11, 2020, however, there were new COVID-19 cases discovered in Beijing. Beijing reinstituted strict travel restrictions to curb the spread of COVID-19 once again. Since then, our occupancy rate in Beijing and its nearby cities and provinces, such as Tianjin and Heibei, was affected. Since early July, with the containment of mini outbreak of COVID-19 in Beijing, our occupancy rate in China gradually improved once again, reaching more than 80% by mid-July. As China kept COVID-19 largely under control, 97% hotels resumed operation in Q2 2020. As of June 30, 2020, Huazhu had 139 hotels under governmental requisition, compared to 374 as of March 31, 2020.

Deutsche Hospitality (“DH”) has been affected since the outbreak of COVID-19 in Europe since early March. At the end of March 2020, 74% or 85 of hotels of DH hotels were temporarily closed. With the containment of the pandemic, Germany and some European countries started to stop land border checks and remove travel restrictions, and the lodging industry in Europe started to recover. As of June 30, 2020, 21% or 24 of hotels of DH hotels were temporarily closed, including 5 leased hotels and 19 manachised and franchised hotels.

In the second quarter of 2020, Huazhu expects net revenues to decline 32% to 34% year-over-year or 35% to 37% if excluding the addition of Deutsche Hospitality.

Operating Results: Legacy-Huazhu

	Number of hotels				Number of rooms
	Opened in Q2 2020	Closed (1) in Q2 2020	Net added in Q2 2020	As of June 30, 2020 (2)	As of June 30, 2020

Leased and owned hotels	9	(8)	1	690	89,599
Manachised and franchised hotels	419	(187)	232	5,381	486,312
Total	428	(195)	233	6,071	575,911
(1)  The reasons for hotel closures mainly include non-compliance to brand standards, operating losses, and property-related issues. In Q2 2020, we had 45 hotels closed for brand upgrade and business model change purposes
(2) As of June 30, 2020, 139 hotels were requisitioned by the government authorities

	As of June 30, 2020
	Number of hotels	Unopened hotels in pipeline
Economy hotels	4,127	1,123
Leased and owned hotels	455	5
Manachised and franchised hotels	3,672	1,118
Midscale and upscale hotels	1,944	1,212
Leased and owned hotels	235	22
Manachised and franchised hotels	1,709	1,190
Total	6,071	2,335

Operational hotels (excluding hotels under requisition)
	For the quarter ended
	June 30,	March 31,	June 30,	yoy
	2019	2020	2020	change
Average daily room rate (in RMB)
Leased and owned hotels	281	211	205	-27.3%
Manachised and franchised hotels	225	184	181	-19.8%
Blended	236	189	185	-22.0%
Occupancy rate (as a percentage)
Leased and owned hotels	89.4%	43.8%	67.4%	-22.1p.p.
Manachised and franchised hotels	86.3%	47.4%	69.1%	-17.2p.p.
Blended	86.9%	46.7%	68.8%	-18.1p.p.
RevPAR (in RMB)
Leased and owned hotels	252	92	138	-45.2%
Manachised and franchised hotels	194	87	125	-35.8%
Blended	206	88	127	-38.2%

Same-hotel operational data by class
Mature hotels in operation for more than 18 months (excluding hotels under requisition)
	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter		yoy	For the quarter		yoy	For the quarter		yoy
	June 30,		ended June 30,		change	ended June 30,		change	ended June 30,		change
	2019	2020	2019	2020		2019	2020		2019	2020	(p.p.)
Economy hotels	2,552	2,552	175	102	-41.6%	191	143	-25.0%	91.9%	71.5%	-20.4
Leased and owned hotels	419	419	199	106	-46.7%	214	151	-29.5%	93.1%	70.4%	-22.8
Manachised and franchised hotels	2,133	2,133	169	101	-40.1%	185	141	-23.6%	91.6%	71.9%	-19.8
Midscale and upscale hotels	987	987	281	169	-39.9%	333	252	-24.2%	84.4%	66.9%	-17.5
Leased and owned hotels	185	185	348	177	-49.1%	404	279	-30.9%	86.1%	63.5%	-22.6
Manachised and franchised hotels	802	802	260	166	-36.0%	310	244	-21.1%	83.9%	68.0%	-15.8
Total	3,539	3,539	211	125	-40.8%	236	178	-24.4%	89.4%	70.0%	-19.4

Operating Results: Legacy-DH

	Number of hotels				Number of rooms	Unopened hotels in pipeline
	Opened in Q2 2020	Closed in Q2 2020	Net added in Q2 2020	As of June 30, 2020(3)	As of June 30, 2020	As of June 30, 2020

Leased hotels	1	-	1	68	12,525	27
Manachised and franchised hotels	-	-	-	48	10,799	13
Total	1	-	1	116	23,324	40
(3) As of June 30, 2020, a total of 24 hotels were temporarily closed due to COVID-19 outbreak.

	For the quarter ended
	June 30,	March 31,	June 30,	yoy
	2019	2020	2020	change
Average daily room rate (in EUR)
Leased hotels	108	97	82	-24.0%
Manachised and franchised hotels	89	80	97	8.6%
Blended	100	89	87	-13.4%
Occupancy rate (as a percentage)
Leased hotels	74.3%	52.6%	18.7%	-55.6p.p.
Manachised and franchised hotels	66.6%	50.4%	17.3%	-49.3p.p.
Blended	70.7%	51.7%	18.3%	-52.4p.p.
RevPAR (in EUR)
Leased hotels	81	51	15	-80.9%
Manachised and franchised hotels	59	40	17	-71.8%
Blended	71	46	16	-77.6%

Hotel Portfolio by Brand

	As of June 30, 2020
	Hotels	Rooms	Unopened hotels
	in operation		in pipeline
Economy hotels	4,140	347,498	1,132
HanTing Hotel	2,638	246,979	523
Hi Inn	464	27,388	102
Elan Hotel(4)	838	51,484	434
Ibis Hotel	187	20,201	64
Zleep Hotel	13	1,446	9
Midscale and upscale hotels	2,047	251,737	1,243
Ibis Styles Hotel	60	7,093	30
Starway Hotel	392	34,323	288
JI Hotel	926	115,928	478
Orange Hotel	265	30,418	180
Crystal Orange Hotel	99	13,255	57
Manxin Hotel	53	4,966	34
Madison Hotel	18	2,929	23
Mercure Hotel	80	13,877	76
Novotel Hotel	11	3,246	11
Joya Hotel	9	1,588	3
Blossom House	25	919	24
Grand Mercure Hotel	6	1,317	8
Steigenberger Hotels & Resorts	50	11,909	8
IntercityHotel	42	7,537	19
Maxx by Steigenberger	5	777	1
Jaz in the City	2	424	2
Other partner hotels	4	1,231	1
Total	6,187	599,235	2,375
(4) As of June 30, 2020, 17 H hotels were included in the pipeline of Elan Hotel.

About Huazhu Group Limited
Originated in China, Huazhu Group Limited is a world-leading hotel operator and franchisor. As of June 30, 2020, Huazhu operated 6,187 hotels with 599,235 rooms in operation in 15 countries. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, and Blossom House. Upon the completion of Deutsche Hospitality acquisition on January 2, 2020, Huazhu added 5 brands to our portfolio, including Steigenberger Hotels & Resorts, Maxx by Steigenberger, Jaz in the City, IntercityHotel and Zleep Hotel. In addition, Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, Huazhu directly operates hotels typically located on leased or owned properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers Huazhu appoints and collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. Huazhu applies a consistent standard and platform across all of its hotels. As of June 30, 2020, Huazhu operates 17 percent of its hotel rooms under lease and ownership model, and 83 percent under manachise and franchise models.

For more information, please visit Huazhu’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

Huazhu undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information
Huazhu Investor Relations
Tel: 86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com